Securities and Exchange Commission,
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934


                                  Hythiam, Inc.
                       -----------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   44919F 10 4
              ----------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             John C. Kirkland, Esq.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7786
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 2003
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP NO.   44919F 10 4                  13D                  PAGE 2 OF 6 PAGES
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(1)   NAMES OF REPORTING PERSONS

            Reserva, LLC

      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

            000362735

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) |X|
                                                                         (b) |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS

            OO See Item 3

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            California


NUMBER OF SHARES               :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH                  13,740,000

                               :     (8)    SHARED VOTING POWER

                               :     (9)    SOLE DISPOSITIVE POWER
                                            13,740,000

                               :    (10)    SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,740,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    |_|


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            55.8%

(14)  TYPE OF REPORTING PERSON

            OO Limited liability company


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CUSIP NO.   44919F 10 4                  13D                  PAGE 3 OF 6 PAGES
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(1)   NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

            Terren S. Peizer

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                         (a) |X|
                                                                         (b) |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS

            OO See Item 3

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF SHARES                   :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH                      13,740,000

                                   :     (8)    SHARED VOTING POWER

                                   :     (9)    SOLE DISPOSITIVE POWER
                                                13,740,000

                                   :    (10)    SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,740,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES    |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            55.8%

(14)  TYPE OF REPORTING PERSON

            IN


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CUSIP NO.   44919F 10 4                  13D                  PAGE 4 OF 6 PAGES
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common stock, par value $0.0001 per share, of Hythiam, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.


ITEM 2.  IDENTIFY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Reserva, LLC, a California limited liability company ("Reserva"), and Terren S. Peizer, a citizen of the United States of America ("Peizer") (Reserva and Peizer are sometimes collectively referred to as the "Reporting Persons"). Peizer is the Chief Executive Officer of the Issuer, and is the sole member of Reserva which provides investment capital to companies. The business address of the Reporting Persons is Terren S. Peizer c/o Hythiam, Inc., 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

         During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Reporting Person has been a party to a civil proceeding that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Hythiam, Inc., a New York corporation ("Hythiam NY"), was incorporated in New York on February 13, 2003, for the purpose of acquiring, developing and commercializing innovative treatment protocols for alcohol and drug addiction. Reserva was Hythiam NY's sole stockholder. Pursuant to an Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition Corporation, Hythiam NY and certain Stockholders, dated September 29, 2003, Reserva received 13,740,000 shares of common stock from the Issuer in exchange for all Reserva's shares of common stock of Hythiam NY.

         In addition, on September 29, 2003, Peizer was granted incentive stock options to purchase up to 1,000,000 shares of common stock of the Issuer pursuant to the Issuer's 2003 Stock Option Plan. The options have an exercise price of $2.75 per share, and vest 20% per year over five years. As of the date of filing this schedule, none of the options have vested.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons acquired the securities of the Issuer for the purpose of engaging in the merger transaction referenced in Item 3 and more fully described in the Current Report on Form 8-K filed by the Issuer on September 30, 2003.

         The Reporting Persons intend to hold the securities of the Issuer for investment purposes.

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CUSIP NO.   44919F 10 4                  13D                  PAGE 5 OF 6 PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of common stock to which this Schedule 13D relates is 13,740,000 shares of common stock of the Issuer, representing approximately 55.8% of the shares of common stock outstanding. Reserva directly beneficially owns all of such 13,740,000 shares. Peizer, as the sole member of Reserva, may be deemed to have indirect beneficial ownership of the shares of common stock directly beneficially owned by Reserva.

         (b) Reserva, which is owned and controlled by Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of common stock reported as beneficially owned by Reserva in Item 5(a) hereof.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are being filed as exhibits to this Schedule
13D:

--------------------------- ------------------------------------------------------------------------------------------
Exhibit 2.1                 Asset Purchase Agreement among Alaska Freightways, Inc., Donald E. Nelson, Richard L.
                            Strahl and Brady L. Strahl, dated September 29, 2003*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 2.2                 Agreement and Plan of Merger among Alaska Freightways, Inc., Hythiam Acquisition
                            Corporation, Hythiam, Inc., a New York corporation, and certain Stockholders, dated
                            September 29, 2003*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 2.3                 Agreement and Plan of Merger between Alaska Freightways, Inc. and Hythiam, Inc., a
                            Delaware corporation, dated September 29, 2003*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 3.1                 Certificate of Incorporation of Hythiam, Inc., a Delaware corporation, filed with the
                            Secretary of State of Delaware on September 29, 2003*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 3.2                 By-Laws of Hythiam, Inc., a Delaware corporation*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 10.1                2003 Stock Incentive Plan*
--------------------------- ------------------------------------------------------------------------------------------
Exhibit 99.1                Joint Filing Agreement
--------------------------- ------------------------------------------------------------------------------------------

         * Incorporated by reference to exhibit of the same number to the Issuer's Current Report on Form 8-K filed September 30, 2003.

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CUSIP NO.   44919F 10 4                  13D                  PAGE 6 OF 6 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date:  April 23, 2004                       RESERVA, LLC

                                                     By:  /s/ TERREN S. PEIZER
                                                          ----------------------
                                                     Name:  Terren S. Peizer
                                                     Title:  Managing Member


         Date:  April 23, 2004                       /s/ TERREN S. PEIZER
                                                          ----------------------
                                                     Name:  Terren S. Peizer


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).